FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                      No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

13 February 2023 14:00 GMT

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that on 9 February 2023 certain awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) and the Company's American Depositary Shares (ADSs) vested to Dr Aradhana Sarin, Executive Director and Chief Financial Officer. Each ADS represents one half of an Ordinary Share.

Following the reinvestment of dividends and the withholding to satisfy certain tax obligations arising on vesting, Dr Sarin acquired the ADSs and Ordinary Shares as detailed in the table below.

PDMR	ADSs acquired under the Alexion equity awards	Ordinary Shares acquired under restricted share award
Aradhana Sarin	29,362	7,514

Further details on the awards is also set out below.

Alexion equity awards
In accordance with the Agreement and Plan of Merger between the Company and Alexion Pharmaceuticals, Inc. (Alexion), Dr Sarin's in-flight share awards granted by Alexion were converted to awards over AstraZeneca ADSs under the AstraZeneca Global Restricted Stock Plan at the time of closing of the Alexion acquisition. The awards that vested on 9 February 2023 replaced in-flight Alexion awards originally granted to Dr Sarin between February 2020 and February 2021 under the Alexion 2017 Incentive Plan.

Restricted share award
Dr Sarin's previous employment contract with Alexion included an entitlement to cash severance arrangements, which would have been triggered at the date of closing of the acquisition of Alexion. To compensate Dr Sarin for the forfeiture of these contractual entitlements an award of £2,015,540 was made in August 2021, 50% in cash and 50% in restricted shares. The restricted shares vested and were released to Dr Sarin on 9 February 2023, 18 months after her appointment.

For tax purposes, the fair market value of an ADS at vest of the awards was US$64.36, being the closing price on the last trading day preceding the vesting. The fair market value of an Ordinary Share at vest was 10,572 pence, being the closing price on the last trading day preceding the vesting.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Aradhana Sarin
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Acquisition of AstraZeneca PLC American Depository Shares pursuant to a vesting under the Global Restricted Stock Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	29,362
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	9 February 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Aradhana Sarin
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of AstraZeneca PLC Ordinary Shares pursuant to a vesting of a Restricted Share Award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	7,514
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	9 February 2023
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 February 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary